82-5571

~~Hilton Group plc~~

Radbroke Group

03007945

03 APR -1 AM 7:21

SUPPL

COMPANIES ACT 1985 ("THE ACT")

DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 24 MARCH 2003 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE INCREASED TO 95,423,631 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 6.04% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

PROCESSED
APR 16 2003
THOMSON FINANCIAL

	SHARES
HSBC	9,411,600
MELLON BANK	102,552
STATE STREET NOMINEES LIMITED	66,600
BROWN BROTHERS HARRIMAN	31,000
NORTHERN TRUST	159,100
LLOYDS BANK NOMINEES LIMITED	664,300
STATE STREET BANK & TRUST	164,700
STATE STREET NOMINEES LIMITED	68,200
NATIONAL CITIES	164,700
CHASE MANHATTAN BANK LONDON	15,145,734

CHASE NOMINEES LIMITED	4,651,300
BANK OF NEW YORK LONDON	2,000,326
MELLON NOMINEES LIMITED	509,800
CREDIT SUISSE FST BOS ZURICH	20,900
NORTHERN TRUST	405,600
CHASE NOMINEES LIMITED	1,119,100
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	1,122,500
DEUTSCHE BANK	1,927,200
CITIBANK	224,000
NORTHERN TRUST	151,600
HSBC CLIENT HOLDINGS NOMINEE (UK) LIMITED	18,286,600
CHASE MANHATTAN BANK LONDON.	4,176,206
STATE STREET BANK & TRUST	3,138,841
BANK OF NEW YORK LONDON	12,458,900
CHASE NOMINEES LIMITED	1,712,511
DEUTSCHE BANK	755,900
NORTHERN TRUST	6,059,614
MELLON NOMINEES LIMITED	106,300
BANK OF NEW YORK, BRUSSELS	845,400
NATIONAL AUSTRALIA BANK	20,700
PICG	14,600

J P MORGAN	6,458,700
STATE STREET NOMINEES LIMITED	944,600
CITIBANK	181,300
MSS NOMINEES LIMITED	1,681,647
NORTRUST NOMINEES LIMITED	414,300
CHASE MANHATTAN BANK AG FRANKFURT	56,700
TOTAL	95,423,631

2002 ANNUAL REPORT AND ASSOCIATED DOCUMENTATION

03 APR -1 7:21

Copies of the following documents have been submitted to the UK Listing Authority:

- the 2002 Annual Report
- the 2002 Annual Review and Summary Financial Statement
- the 2002 Directors' Remuneration Report
- the Shareholder Circular regarding the 2003 Annual General Meeting
- the Form of Proxy
- the Form of Direction

These will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0)20 7676 1000